Filed by Rogue Wave Software, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities and Exchange Act of 1934
Subject Company: Rogue Wave Software, Inc.
Commission File No. 0-28900

     This filing relates to a merger transaction among Rogue Wave Software, Inc., a Delaware corporation, Quovadx, Inc., a Delaware corporation, and Chess Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Quovadx, Inc., pursuant to an Agreement and Plan of Merger dated as of November 3, 2003. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Rogue Wave Software, Inc. on November 4, 2003, and is incorporated in this filing by reference.

From: Kathleen Brush, CEO of Rogue Wave Software

Subject: Sharing the Good News — Rogue Wave and Quovadx Join Forces

You may have heard this week’s announcement regarding the planned acquisition of Rogue Wave Software by Quovadx, Inc. The entire Rogue Wave team is excited about the opportunities presented by this merger and we want to let you — our valued customers — know what to expect from Rogue Wave in the future.

First and foremost, we want to reassure you that we remain firmly committed to delivering:

•	Timely maintenance releases for our SourcePro C++ and Stingray products

•	The high-quality technical support you’ve come to expect from Rogue Wave

•	Personalized and responsive account management from our dedicated sales team

In addition, by combining forces with Quovadx, we will accelerate the fulfillment of the service-oriented architecture (SOA) strategy we shared with you earlier this year. As you may recall, this strategy consists of two components:

•	The first is LEIF — our solution for fabricating services for use in a service-oriented architecture.

•	The second — code-named “Wave Runner” — consists of two functional components: the assembly and orchestration of services and the monitoring and management of services.

Code names are for products in development. With this merger Wave Runner will fade away, replaced by Quovadx’s QDX™ Platform — to be renamed Rogue Wave® Platform, a leading-edge assembly and orchestration product used by more than 140 companies. In the future, you’ll see LEIF integrated into the Rogue Wave® Platform, delivering a single solution for automating, fabricating, assembling, and orchestrating services in a service-oriented architecture. That’s powerful. This merger will catapult Rogue Wave, as a division of Quovadx, from being a future contender, to being a leading provider of products to facilitate the development of applications in a service-oriented architecture. I’m sure it’s becoming clear why all of us at Rogue Wave are so excited about this merger.

For additional information, we invite you to read the press announcement in its entirety or to contact your Rogue Wave account representative.

Thank you for your loyalty and support over the past 15 years. We look forward to serving you and the needs you have for products and services to facilitate application development for many years to come.

Sincerely,
/S/ Kathleen E. Brush
Kathleen Brush
CEO, Rogue Wave Software

Rogue Wave is a registered trademark of Rogue Wave Software; QDX is a trademark of Quovadx, Inc.